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TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com
August 2, 2024

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Shane Callaghan and Perry Hindin

Re:          Squarespace, Inc.
Schedule 13E-3/A filed July 22, 2024
File No. 005-93410
Revised Preliminary Proxy Statement on Schedule 14A filed July 22, 2024
File No. 001-40393

Ladies and Gentlemen:

I am writing on behalf of Squarespace, Inc. (“Squarespace”) in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance, Office of Mergers & Acquisitions, dated July 29, 2024 (the “Comment Letter”) with respect to Amendment No. 1 to the Squarespace proxy statement (the “Amended Preliminary Proxy”) and Amendment No. 1 to the Schedule 13E-3 (the “Amended Schedule 13E-3”), each filed with the Commission on July 22, 2024. This letter is being filed with the Commission electronically via the EDGAR system today.

In connection with the submission of this letter, Squarespace is filing Amendment No. 2 to the Preliminary Proxy (the “Second Amended Preliminary Proxy”), and the Filing Persons (as defined in the Schedule 13E-3) are filing Amendment No. 2 to the Schedule 13E-3 (the “Second Amended Schedule 13E-3”). The Second Amended Preliminary Proxy and the Second Amended Schedule 13E-3 reflect revisions made in response to the comments of the Staff in the Comment Letter and the updating of certain other information.

Set forth below is our response to the Staff’s comments as set forth in the Comment Letter. Please note that any reference to page numbers in our responses refer to the page numbers of the Second Amended Preliminary Proxy and the Second Amended Schedule 13E-3, as applicable. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Second Amended Preliminary Proxy and the Second Amended Schedule 13E-3, as applicable.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
August 2, 2024

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Schedule 13E-3/A and Revised Preliminary Proxy Statement on Schedule 14A, each filed July 22, 2024, General

1.
We note the following disclosure in the Schedule 13E-3: “The information concerning the Company contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by the Company. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.” This statement is inconsistent with the disclosures in the filing, including the required attestation that appears at the outset of the signature pages, and operates as an implied disclaimer of responsibility for the filing. Please revise or delete.

Response: Squarespace acknowledges the Staff’s comment and respectfully advises the Staff that Squarespace has deleted the referenced statement in the Second Amended Schedule 13E-3.

2.
We reissue in part prior comment 2 in our letter dated July 10, 2024. Please revise the first and second paragraph on page 96 of the Proxy Statement to remove the implication that the summary of the Merger Agreement is not complete.

Response: Squarespace acknowledges the Staff’s comment and respectfully advises the Staff that Squarespace has revised the first and second paragraph on page 97 of the Second Amended Preliminary Proxy to remove the implication that the summary of the Merger Agreement is not complete

Position of the Permira Filing Parties and Parent Entities as to the Fairness of the Merger, page 54

3.
We reissue in part prior comment 10 in our letter dated July 10, 2024 with respect to the factor described in clause (vi) of Instruction 2 to Item 1014 of Regulation M-A. We note your revised disclosure on page 57 of the Proxy Statement that “the Permira Filing Parties have not made any purchases required to be disclosed in response to Item 1002(f) of Reg M-A.” However, such disclosure does not consider all previous purchases disclosed by filing persons in the Proxy Statement in response to Item 1002(f). Please revise to state what consideration the Permira Filing Parties and the Parent Entities gave to Squarespace’s previous purchases disclosed on pages 125-128 of the Proxy Statement or explain why such purchases were not deemed material or relevant to their fairness determination.

Response: Squarespace acknowledges the Staff’s comment and respectfully advises the Staff as follows:

None of the transactions disclosed on pages 126-128 of the Second Amended Preliminary Proxy, or on page 129 of the Second Amended Preliminary Proxy under the names Anton Levy and Michael Fleisher, were purchases by Squarespace.  Squarespace has revised the disclosure on pages 55-56 and 65 of the Second Amended Preliminary Proxy to state the consideration that the Permira Filing Parties and the Parent Entities gave to the general share repurchase program disclosed on page 129 of the Second Amended Preliminary Proxy.

Materials Provided to Permira by Goldman Sachs, page 58

4.
We reissue in part prior comment 11 in our letter dated July 10, 2024. We note your revised disclosure on page 64 of the Proxy Statement that “[d]uring the two-year period ended May 13, 2024, Goldman Sachs Investment Banking has recognized compensation for financial advisory and/or underwriting services provided by Goldman Sachs Investment Banking to Permira and/or its affiliates and/or portfolio companies of approximately $50.3 million.” Please confirm that this aggregate amount of approximately $50.3 million includes any compensation received, or to be received, by Goldman Sachs from Permira for its advisory services in connection with the present Rule 13e-3 transaction. With a view towards improved disclosure, please also consider separately disclosing the amount of such compensation.

Response: Squarespace acknowledges the Staff’s comment and respectfully advises the Staff that Squarespace has revised the aggregate amount of compensation received, or to be received, by Goldman Sachs to include the amount to be received from Permira and/or its affiliates and/or portfolio companies for its advisory services in connection with, and subject to the consummation of, the present Rule 13e-3 transaction.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
August 2, 2024

Position of the Rollover Filing Parties as to the Fairness of the Merger, page 64

5.
See comment 3 above. We reissue in part prior comment 12 in our letter dated July 10, 2024. We note your revised disclosure on page 66 of the Proxy Statement that “none of the Rollover Filing Parties have purchased any Squarespace Common Stock during the past two years, and therefore none of the Rollover Filing Parties were able to, nor did they, consider the purchase prices paid for any Squarespace Common Stock by any of the Rollover Filing Parties during the past two years.” Please revise to state what consideration the Rollover Filing Parties gave to Squarespace’s previous purchases disclosed on pages 125-128 of the Proxy Statement or explain why such purchases were not deemed material or relevant to their fairness determination.

Response: Squarespace acknowledges the Staff’s comment and respectfully advises the Staff as follows:

None of the transactions disclosed on pages 126-128 of the Second Amended Preliminary Proxy, or on page 129 of the Second Amended Preliminary Proxy under the names Anton Levy and Michael Fleisher, were purchases by Squarespace. The disclosure on pages 55-56 and 65 of the Second Amended Preliminary Proxy has been revised to state the consideration that the Rollover Filing Parties gave to the general share repurchase program disclosed on page 129 of the Second Amended Preliminary Proxy.

Selected Historical Consolidated Financial Data, page 122

6.
We reissue in part prior comment 15 in our letter dated July 10, 2024. While we note that you have added the ‘Condensed Consolidated Statements of Comprehensive Income’ from Squarespace’s quarterly report on Form 10-Q filed on May 7, 2024 to the top of page 123 of the Proxy Statement, such disclosure does not provide the summarized financial information required by Item 1010(c) of Regulation M-A and Rule 1-02(bb)(1)(ii) of Regulation S-X and is inconsistent with the presentation of the summarized financial information provided for 2023, 2022, and 2021. Please revise.

Response: In response to the Staff’s comment, Squarespace has revised the Second Amended Preliminary Proxy to provide summarized financial information that complies with Item 1010(c) of Regulation M-A and Rule 1-02(bb)(1)(ii) of Regulation S-X on page 123 of the Second Amended Preliminary Proxy.

Important Information Regarding the Purchaser Filing Parties, page 131

7.
We reissue in part prior comment 17 in our letter dated July 10, 2024. We note that disclosure regarding the executive officers and directors of Parent and Merger Sub has been added to page 132 of the Proxy Statement. With the addition of the Permira Filing Parties as filing persons of the Schedule 13E-3, please also provide the information required by Item 3 of Schedule 13E-3 and Item 1003(c) of Regulation M-A for each executive officer and director of Spaceship HoldCo, Inc., Spaceship MidCo, Inc., and Spaceship Intermediate 2, Inc. See General Instruction C to Schedule 13E-3. Additionally, please revise your disclosure to include the material occupations, positions, offices or employment during the past five years for each member of the GA Partnership Committee and each director of Accel Leaders 3 GP Associates L.L.C. See Item 1003(c)(2) of Regulation M-A.

Response: Squarespace acknowledges the Staff’s comment and respectfully advises the Staff that Squarespace has revised its disclosures on page 134 of the Second Amended Preliminary Proxy to add information required by Item 3 of Schedule 13E-3 and Item 1003(c) of Regulation M-A for each executive officer and director of Spaceship HoldCo, Inc., Spaceship MidCo, Inc., and Spaceship Intermediate 2, Inc.  Additionally, the disclosures on pages 141-142 of the Second Amended Preliminary Proxy have been revised to include the material occupation, position, office or employment during the past five years for each member of the GA Partnership Committee and each director of Accel Leaders 3 GP Associates L.L.C.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
August 2, 2024

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Should any member of the Staff have any questions or comments concerning this filing or the materials submitted herewith, or desire any further information or clarification in respect of the filings, please do not hesitate to contact me at (212) 735-3972.

Sincerely,

/s/ Christopher Barlow
Christopher Barlow
Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Courtenay O’Connor, Squarespace, Inc.
Allison Schneirov, Skadden, Arps, Slate, Meagher & Flom LLP
Daniel Luks, Skadden, Arps, Slate, Meagher & Flom LLP